January 18, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated December 1, 2010, regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to Tianyin Pharmaceutical Co., Inc.

1.
Please refer to your response to comment 1 that EITF 07-5 does not apply to warrants issued prior to December 15, 2008. ASC 815-10-65-3 (paragraph 21 of EITF 07-5) states “The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings”. In addition to those warrants you address in response 1, address those warrants and embedded conversion features issued in January 2008 and any other warrants and embedded convertible features outstanding at July 1, 2009.

Response: Pursuant to your comment, we reiterate that the down round clauses in the warrant agreements were not implanted with the intention of protecting holders from future declines in our stock price. Therefore, in order to correctly memorialize the intent of the parties, the down round protection clauses in both the series A and B warrant agreements originating from the 2008 financing have been removed retroactively from the inception date.   We believe that the correctly memorialized warrant agreements, with removal of any down round protection retroactive from inception date, reconciles our accounting treatment with the accounting treatment as prescribed under ASC 815-10-65-3 (paragraph 21 of EITF 07-05). Similar revisions have also been applied to our placement agent warrants and agreed upon by both the warrants holders and the Company. Therefore, we propose that we prospectively expand the disclosure concerning this matter in our next regulatory filing and update such disclosure with the inclusion of the correctly memorialized warrant agreements.

Should you have additional comments, please feel free to contact the undersigned regarding the Form 10-K or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc.

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
     Tianyin Pharmaceutical Co., Inc.

     Attorney:      Louis Taubman
Leser, Hunter, Taubman & Taubman
17 State Street, Suite 2000, NY NY 10004
Fax: 212-202-6380  Tel: 212-712-7384